FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2011

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 1 February 2011.

2.	Press release entitled, “Total Voting Rights”, dated 1 February 2011.

3.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 February 2011.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 3 February 2011.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 February 2011.

6.	Press release entitled, “US FDA gives new PDUFA date for Brilinta”, dated 4 February 2011.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 February 2011.

8.	Press release entitled, “Halts Phase III trial of Zibotentan”, dated 7 February 2011.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 February 2011.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 February 2011.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 February 2011.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 February 2011.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 15 February 2011.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 February 2011.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 February 2011.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 February 2011.

17.	Press release entitled, “Share Repurchase Programme”, dated 18 February 2011.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 February 2011.

19.	Press release entitled, “Director/PDMR Shareholding”, dated 21 February 2011.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 22 February 2011.

21.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 February 2011.

22.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 February 2011.

23.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 February 2011.

24.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 28 February 2011.

25.	Press release entitled, “Director/PDMR Shareholding”, dated 28 February 2011.

26.	Press release entitled, “Director/PDMR Shareholding”, dated 28 February 2011.

27.	Press release entitled, “Director/PDMR Shareholding”, dated 28 February 2011.

28.	Press release entitled, “Director/PDMR Shareholding”, dated 28 February 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 4 March 2011	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 January 2011, it purchased for cancellation 763,705 ordinary shares of AstraZeneca PLC at a price of 3035 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 4 January 2011 to 31 January 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,402,651,728.

A C N Kemp
Company Secretary
1 February 2011

Item 2

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 January 2011 the issued share capital of AstraZeneca PLC with voting rights is 1,402,655,328 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,402,655,328.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
1 February 2011

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 February 2011, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 3035 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,401,955,328.

A C N Kemp
Company Secretary
2 February 2011

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 February 2011, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2940 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,401,259,968.

A C N Kemp
Company Secretary
3 February 2011

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 February 2011, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2958 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,400,459,968.

A C N Kemp
Company Secretary
4 February 2011

Item 6

US FDA ASSIGNS NEW PDUFA DATE FOR BRILINTA (TICAGRELOR TABLETS)

AstraZeneca announced today that the US Food and Drug Administration (FDA) has acknowledged receipt of the company’s reply to the Complete Response Letter (CRL) for the ticagrelor New Drug Application (NDA). Accordingly, the agency has accepted AstraZeneca’s resubmission of the ticagrelor NDA, categorised it as a Class 2 resubmission to the CRL, and set a new PDUFA date of 20 July 2011.

The FDA issued the CRL on 16 December 2010. On 21 January 2011, AstraZeneca announced it had submitted the requested supplementary analyses as part of its CRL response.

AstraZeneca remains confident in the NDA submission for ticagrelor and will continue working with the FDA to progress towards completing the review of the NDA for ticagrelor.

NOTES TO EDITORS

About BRILINTA™ (ticagrelor tablets)
BRILINTA is an oral antiplatelet treatment for acute coronary syndromes (ACS). BRILINTA is a direct-acting P2Y12 receptor antagonist in a chemical class called cyclopentyltriazolopyrimidines (CPTPs). BRILINTA is the first reversibly-binding oral ADP receptor antagonist.

BRILINTA is currently under regulatory review in 21 countries, including the US. The product has been approved in 30 countries, including in the EU, Iceland, and Norway, under the trade name BRILIQUE and in Brazil under the trade name BRILINTA.

BRILINTA and BRILIQUE are trademarks of the AstraZeneca group of companies.

About the PLATO study
PLATO was a large (18,624 patients in 43 countries) head-to-head patient outcomes study of ticagrelor versus clopidogrel, designed to establish whether ticagrelor could improve cardiovascular (CV) outcomes in ACS patients, compared to clopidogrel. The NDA submission for ticagrelor is based on the results of a comprehensive clinical trial programme, including data from the PLATO study.

About PDUFA
The Prescription Drug User Fee Act (PDUFA) allows the FDA to collect fees from companies that produce certain human drug and biological products, including when an NDA is submitted.  It is usual for the FDA to set a PDUFA goal date when responding to an NDA.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $33.3 billion in 2010.  For more information please visit: www.astrazeneca.com

Media Enquiries UK
Neil McCrae	+44 20 7604 8236 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

4 February 2011

- ENDS -

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 4 February 2011, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2942 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,399,709,968.

A C N Kemp
Company Secretary
7 February 2011

Item 8

ASTRAZENECA HALTS PHASE III TRIAL OF ZIBOTENTAN
IN NON-METASTATIC CASTRATE RESISTANT PROSTATE CANCER

AstraZeneca today announced that the phase III ENTHUSE Study 15, studying zibotentan monotherapy in patients with non-metastatic castrate resistant prostate cancer (CRPC), will be stopped following the results of an early efficacy review by the Independent Data Monitoring Committee (IDMC).  The decision was made after this review indicated that zibotentan monotherapy was unlikely to meet its primary efficacy endpoints (progression free survival and overall survival) and therefore unlikely to benefit patients with non-metastatic CRPC.

AstraZeneca felt it was prudent to take an early view on the progress of Study 15 following the announcement in September 2010 that ENTHUSE Study 14, evaluating zibotentan monotherapy, did not show a significant improvement in the primary endpoint of overall survival in patients with metastatic CRPC.

Study 15 is part of the Phase III clinical trial programme, ENTHUSE, which was developed to evaluate the efficacy and safety of zibotentan in extending survival in men with CRPC. The discontinuation of Study 15 concludes the zibotentan monotherapy programme in CRPC. The full data from Study 15 will be published in due course.

ENTHUSE Study 33 is a trial using zibotentan in combination with standard chemotherapy in a more advanced metastatic CRPC setting. This trial will continue and full results are expected in the second half of 2011.

NOTES TO EDITORS

About zibotentan and the Phase III study programme
Zibotentan is a novel once daily tablet and works by blocking the endothelin pathway. As prostate cancer advances, this pathway becomes uncontrolled, which then drives the spread of cancer growth. By blocking the endothelin A receptor in this pathway, zibotentan can slow tumour growth and the spread of cancer cells.

The ENTHUSE (Endothelin A Use) clinical trial programme, consists of thee Phase III clinical studies which were developed to evaluate zibotentan’s efficacy and safety in extending survival in men with CRPC. With the discontinuation of the monotherapy studies 14 and 15, there is one remaining study in the ENTHUSE trial programme.

Study 33 will evaluate zibotentan plus chemotherapy, versus chemotherapy alone, in men whose disease has metastasised and who have been prescribed treatment with chemotherapy

Prostate Cancer and CRPC
Prostate cancer primarily affects men over the age of 50. It is the most commonly diagnosed male cancer in many western countries and its incidence is increasing. Worldwide, more than 670,000 men are diagnosed with prostate cancer every year, accounting for one in nine of all new cancers in men. Prostate cancer is the second most common cancer in men after lung cancer and 1 in 5 men with prostate cancer will develop CRPC. CRPC is prostate cancer that is no longer responding to treatments that block the action of testosterone, the naturally occurring hormone that drives cancer growth. Whilst therapies that block testosterone (collectively known as hormonal treatments) provide great benefit for many men, the majority of patients eventually become resistant to hormonal treatments and develop CRPC.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries UK
Neil McCrae	+44 20 7604 8236 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

7 February 2011

- ENDS -

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 February 2011, it purchased for cancellation 175,000 ordinary shares of AstraZeneca PLC at a price of 2983 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,399,539,410.

A C N Kemp
Company Secretary
9 February 2011

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 February 2011, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 3028 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,398,789,410.

A C N Kemp
Company Secretary
10 February 2011

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 February 2011, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 3018 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,398,003,682.

A C N Kemp
Company Secretary
11 February 2011

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 February 2011, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 3018 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,397,323,362.

A C N Kemp
Company Secretary
14 February 2011

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 February 2011, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 3011 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,396,861,406.

A C N Kemp
Company Secretary
15 February 2011

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 February 2011, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 3002 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,396,192,813.

A C N Kemp
Company Secretary
16 February 2011

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 February 2011, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 3038 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,395,697,276.

A C N Kemp
Company Secretary
17 February 2011

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 February 2011, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 3023 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,395,228,758.

A C N Kemp
Company Secretary
18 February 2011

Item 17

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE REPURCHASE PROGRAMME

AstraZeneca PLC today announced that it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on its own behalf during the period which commences on 21 February 2011 and ends on 28 April 2011, therefore running through its close period which commences on 1 April 2011 ending 28 April 2011. Any purchases will be made within certain pre-set parameters and in accordance with both AstraZeneca PLC's general authority to repurchase shares and the Listing Rules.

A C N Kemp
Company Secretary
18 February 2011

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 February 2011, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 3025 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,394,737,871.

A C N Kemp
Company Secretary
21 February 2011

Item 19

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of David Brennan, a Director of the Company, in the shares of AstraZeneca PLC has changed as detailed below.

On 18 February 2011, Mr Brennan exercised an option over 29,354 AstraZeneca PLC American Depositary Shares (ADSs) at an option price of $47.14 per ADS and an option over 39,942 ADSs at an option price of $47.73 per ADS.  One ADS equals one Ordinary Share.  The options, which were granted to Mr Brennan in March 2001 and June 2001 respectively, were due to expire in March 2011 and June 2011, if not exercised before then.

Following these exercises, Mr Brennan sold all of the 69,296 ADSs so acquired at a price of $49.10 per ADS.

As a result of this transaction, Mr Brennan holds options over 252,223 ADSs and 592,975 Ordinary Shares.

Following this transaction, Mr Brennan has an interest in 607,699 Ordinary Shares and 78,469 AstraZeneca ADSs, which together represent approximately 0.05% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
21 February 2011

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 February 2011, it purchased for cancellation 726,330 ordinary shares of AstraZeneca PLC at a price of 3033 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,394,120,603.

A C N Kemp
Company Secretary
22 February 2011

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 February 2011, it purchased for cancellation 642,465 ordinary shares of AstraZeneca PLC at a price of 3002 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,393,493,821.

A C N Kemp
Company Secretary
23 February 2011

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 128,370 ordinary shares of AstraZeneca PLC at a price of 2983 pence per share on 23 February 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,393,372,635.

A C N Kemp
Company Secretary
24 February 2011

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 February 2011, it purchased for cancellation 980,102 ordinary shares of AstraZeneca PLC at a price of 2942 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,392,398,798.

A C N Kemp
Company Secretary
25 February 2011

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 February 2011, it purchased for cancellation 629,452 ordinary shares of AstraZeneca PLC at a price of 2958 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,391,769,476.

A C N Kemp
Company Secretary
28 February 2011

Item 25

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Simon Lowth, a Director of the Company, in AstraZeneca PLC Ordinary Shares of $0.25 each, has changed as detailed below.

On 25 February 2011, Mr Lowth received shares from the vesting of a previously announced award made in February 2008 under the AstraZeneca Deferred Bonus Plan whereby he has now become beneficially entitled to the shares.  Sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name of Director	Number of shares vested	Number of shares withheld	Net number of shares	Market price on vesting
Simon Lowth	1,340	684	656	2945p

On 25 February 2011, Mr Lowth was also allocated 10,281 shares under the previously disclosed arrangements relating to the payment of annual bonuses whereby he is required to defer a portion of the bonus earned into shares for a period of three years.  The shares were allocated at a price of 2977 pence per share.  Mr Lowth will become beneficially entitled to these shares on 25 February 2014.

As a result of these transactions, Mr Lowth has an interest in 213,219 Ordinary Shares, which represent approximately 0.02% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
28 February 2011

Item 26

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 25 February 2011, the following individuals, who are all persons discharging managerial responsibilities, acquired an interest in the USD0.25 Ordinary Shares or American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.  The interest arises as a result of the previously disclosed arrangements relating to the payment of annual bonuses whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years.  The shares are awarded under the terms of the AstraZeneca Deferred Bonus Plan.  The individuals will become beneficially entitled to these shares on 25 February 2014. Ordinary Shares were awarded at 2977 pence per share. ADSs were awarded at $48.17 per share.

Name	Number of shares awarded
Martin Mackay	2,406
Jeff Pott	3,062
David Smith	2,793
Lynn Tetrault	2,682
Tony Zook	5,031

A C N Kemp
Company Secretary
28 February 2011

Item 27

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 25 February 2011, the interest of the following individuals, who are all persons discharging managerial responsibilities, in AstraZeneca PLC Ordinary Shares of $0.25 each, changed as detailed below.  The change in interest relates to the vesting of previously announced awards made in February 2008 under the AstraZeneca Deferred Bonus Plan whereby the individuals concerned have now become beneficially entitled to the shares.  In each case, sufficient shares were withheld to cover certain tax obligations arising on the vesting. The interests of Lynn Tetrault and Tony Zook are in American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

Name	Number of shares vested	Number of shares withheld	Net number of shares	Market price on vesting
David Smith	2,026	1,050	976	2945p
Lynn Tetrault	1,198	452	746	$47.91
Tony Zook	2,546	1,068	1,478	$47.91

A C N Kemp
Company Secretary
28 February 2011

Item 28

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of David Brennan, a Director of the Company, in AstraZeneca PLC Ordinary Shares of $0.25 each, has changed as detailed below.

On 25 February 2011, Mr Brennan received shares from the vesting of a previously announced award made in February 2008 under the AstraZeneca Deferred Bonus Plan whereby he has now become beneficially entitled to the shares.  Sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name of Director	Number of shares vested	Number of shares withheld	Net number of shares	Market price on vesting
David R Brennan	16,810	8,597	8,213	2945p

On 25 February 2011, Mr Brennan was also allocated 17,725 shares under the previously disclosed arrangements relating to the payment of annual bonuses whereby he is required to defer a portion of the bonus earned into shares for a period of three years.  The shares were allocated at a price of 2977 pence per share.  Mr Brennan will become beneficially entitled to these shares on 25 February 2014.

Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

As a result of these transactions, Mr Brennan has an interest in 616,827 Ordinary Shares and 78,469 AstraZeneca ADSs, which together represent approximately 0.05% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
28 February 2011